Li He Partner +852 2533 3306 li.he@davispolk.com	Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com

Resident Hong Kong Partners

Karen Chan ** Yang Chu ** James C. Lin * Gerhard Radtke *	Martin Rogers ** Miranda So * James Wadham ** Xuelin Wang *

Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

January 10, 2023

Re:	YXT.COM GROUP HOLDING LIMITED (CIK: 0001872090) Responses to the Staff’s Comments on the Amendment No.4 to Draft Registration Statement on Form F-1 Confidentially Submitted on October 27, 2022

Confidential

Brittany Ebbertt

Christine Dietz

Alexandra Barone

Jan Woo

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of YXT.COM GROUP HOLDING LIMITED (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 10, 2022 on the Company’s amendment No.4 to draft registration statement on Form F-1 confidentially submitted on October 27, 2022 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears.

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Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

January 10, 2023

Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted October 27, 2022

VIE Consolidating Schedule (Unaudited), page 25

1.

The line item “Equity in loss of the Group’s entities” and related footnote (2) to the consolidating statement of operations implies that the income (loss) of the VIEs is treated similar to an equity method investment. Please revise to separately present, and appropriately label, amounts related to your subsidiaries, which may be equity method investments, and amounts related to the VIEs. For example, amounts related to the VIEs may be labeled “Income/(loss) of the VIEs.” Similar revisions should be made to the “Investments deficit to the Group’s entities” and “Investments to the Group’s entities” line items and related footnote in the consolidating balance sheets. For example, amounts related to the VIEs may be labeled “Net assets of the VIEs.”

In response to the Staff’s comment, the Company has revised the disclosures on pages 25 and 26 of the Revised Draft Registration Statement.

Risk Factors

From time to time, we may become defendants in legal proceedings..., page 37

2.

We note your disclosure that “the other shareholder of CEIBS PG holding the remaining 40% equity interest, stated publicly that we had infringed its intellectual property rights and CEIBS was not aware of and did not recognize the associated share purchase of Shanghai China Europe and Shanghai Fenghe by Yunxuetang Network, the VIEs.” With respect to the dispute involving CEIBS PG, please discuss any potential risks related to challenges of your ownership stake in CEIBS PG.

The Company respectfully submits that CEIBS (the other shareholder of CEIBS PG holding the remaining 40% equity interest) alleged that the Share Transfer (as defined in the Revised Draft Registration Statement) regarding the Company’s indirect equity interest in CEIBS PG was invalid or of no effect and/or inequitable, and requested to wind-up CEIBS PG. In response to the Staff’s comment, the Company has revised the disclosures on page 38 of the Revised Draft Registration Statement.

Consolidated Financial Statements

1. Principal Activities and Organization

(b) History of the Group and Basis of Presentation for the Reorganization, page F-14

3.

We note your response and revised disclosures to prior comment 9. Please further revise to remove your reference to “ownership” from the percentage of ownership column in the VIEs table on pages F-15 and F-85 as this implies you have some kind of equity ownership in the VIEs. Please relabel this column so that it appropriately reflects the fact that you hold only an economic interest in the VIEs via contractual arrangements.

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January 10, 2023

In response to the Staff’s comment, the Company has revised the disclosures on pages F-15 and F-84 of the Revised Draft Registration Statement.

General

4.

We make reference to the response to our prior comment 31 that you provided in your September 28, 2021 letter. Our prior comment 31 requested, in part, that you provide an analysis of the status of the Company and its subsidiaries under Section 3(a)(1)(C) of the 1940 Act. Your response focused on the application of Rule 3a-8 under the 1940 Act and did not include the requested calculation(s) under Section 3(a)(1)(C). Although we understand that it is the Company’s intent to rely on Rule 3a-8, we reissue our request that you provide all relevant calculations under Section 3(a)(1)(C) (on an unconsolidated basis), identifying each constituent part of the numerator(s) and denominator(s). To the extent that your analysis depends on the legal treatment of subsidiary entities under Section 3(a)(2) of the 1940 Act, please provide a legal analysis supporting such treatment.

The Company respectfully submits that, as previously responded, the Company intends to rely on Rule 3a-8 under the 1940 Act, which serves as an exemption that would apply regardless of the status of the Company, its subsidiaries and the VIEs under Section 3(a)(1)(C). As discussed in detail in our prior response, the Company satisfies the requirements of Rule 3a-8, and therefore is deemed not to be an investment company, notwithstanding Section 3(a)(1)(C). Furthermore, the analysis under Section 3(a)(1)(C) would require the Company to prepare and analyze unconsolidated balance sheets for the Company, each of its subsidiaries and the VIEs, which would require the Company to incur substantial additional time and costs but may not provide additional useful information regarding the Company’s status as an investment company under the 1940 Act. Therefore, the Company respectfully requests not to include the analysis under Section 3(a)(1)(C).

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January 10, 2023

If you have any questions regarding this submission, please contact Li He at +86-186-1110-6922 (li.he@davispolk.com) or Ran Li at +86-186-0006-9077 (ran.li@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Pun Leung (Anthony) Liu (liaobl@yxt.com), Chief Financial Officer

YXT.COM GROUP HOLDING LIMITED

Mr. Yi Gao, Esq., Partner

Simpson Thacher & Bartlett LLP

Mr. Derek Shao, Partner

PricewaterhouseCoopers Zhong Tian LLP

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